July 10, 2017

Via EDGAR

Perry Hindin

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3628

Re:                 Tropicana Entertainment Inc.

Schedule TO-I

Filed June 23, 2017 by Tropicana Entertainment Inc., Icahn Enterprises Holdings L.P., et al.

File No. 005-85365

Dear Mr. Hindin:

This letter is in response to your letter to Tropicana Entertainment Inc. (the “Company”), dated June 30, 2017, on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above referenced Schedule TO-I (the “Initial Schedule TO”) filed by the Company and Icahn Enterprises Holdings L.P. et al. (“Icahn Enterprises” and together with the Company, the “Offerors”).  The Offerors are concurrently submitting via EDGAR an Amendment No. 1 to the Initial Schedule TO (the “Amended Schedule TO, and together with the Initial Schedule TO, the “Schedule TO”).

The Offerors respectfully submit the following responses with respect to each comment contained in the Staff’s June 30, 2017 letter. For your convenience, each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted by the Offerors. Capitalized terms used but not defined herein have the meanings given to them in the Offerors’ Offer to Purchase, dated June 23, 2017, attached as an exhibit to the Initial Schedule TO (the “Offer to Purchase”).

Offer to Purchase

1.                                      Disclosure indicates that this is a simultaneous combined offer consisting of an offer by the Company and an offer by Icahn Enterprises with the offer being made severally, and not jointly, by each party for 800,000 and 4,780,000 shares of common stock, respectively. As I indicated during my telephone conversation yesterday with your colleagues Caitlin MacDowell and Phillip Flink, under current staff interpretation, issuers, but not third party offerors have been permitted to make similar modified “dutch auction” tender offers subject to specific conditions. Refer to Exchange Act Release No. 23421 (footnote 64) as well as the Alliance Semiconductor Corporation No-Action Letter (September 22, 2006). Please advise how Icahn Enterprises may make such offer consistent with the requirements of Regulation 14E, including Exchange Act Rule 14e-1(b).

Response:

The Offerors respectfully acknowledge the Staff’s comment and advise the Staff that, as noted by the Staff’s comment, the Commission has indicated in the past, that modified “dutch auction” tender offers are permitted by issuers if certain conditions are met. In footnote 64 to Exchange Act Release No. 34-23421, the Commission set forth the following five conditions: (i) disclosure in the tender offer materials of the minimum and maximum consideration to be paid; (ii) pro rata acceptance throughout the offer with all securities purchased participating equally in prorationing; (iii) withdrawal rights throughout the offer; (iv) prompt announcement of the purchase price, if determined prior to the expiration of the offer; and (v) purchase of all accepted securities at the highest price paid to any security holder under the offer (collectively, the “Procedural Protections”).

Although Icahn Enterprises is not the issuer of the securities sought in the combined tender offer by the Company and Icahn Enterprises (the “combined tender offer”), the combined tender offer includes the Procedural Protections. While the Offerors are not aware of the Staff having been asked to address the issue of an issuer and one of its controlling stockholders conducting a combined modified “dutch auction” tender offer, the Staff has in the past permitted parties other than the issuer to conduct a modified “dutch auction” tender offer when these Procedural Protections have been met.

For example, in The Equitable Life Assurance Society / Equitable Life Finance PLC No-Action Letter (November 15, 2004) (the “Equitable Life Letter”), the Staff granted no-action relief from enforcement action pursuant to Rule 14e-1 for a modified “dutch auction” tender offer of bonds and related guarantees by the guarantor (rather than the issuer) of the bonds.  In granting relief, the Staff appeared to consider the fact that (i) such tender offer included the Procedural Protections and (ii) there was a close relationship between the guarantor (i.e., the bidder in the tender offer) and the issuer of the securities subject to such tender offer.  Other instances where the Staff has granted no-action relief for modified “dutch auction” tender offers by non-issuers include (i) the Goldman, Sachs & Co., Brazilian Liquidity Transaction Co, and Banco Nacional de Desenvolvimento Economico e Social No-Action Letter (May 10, 1999), (ii) MFP Technology Services Inc. No-Action Letter (October 5, 1993) and (iii) the Kettle Restaurants, Inc. No-Action Letter (February 18, 1989).

Additionally, Icahn Enterprises is the controlling stockholder of the Company.  Due to the close relationship between Icahn Enterprises and the Company, the Offerors believe that the combined tender offer does not implicate the normal policy concerns with respect to modified “dutch auction” tender offers by parties other than the issuer. As discussed in the Equitable Life Letter, one of the potential policy concerns with respect to a modified “dutch auction” tender offer by a third party without participation by the issuer is an absence of fiduciary duties owed by the board of directors of an issuer to stockholders.  Such absence could raise the potential for coercion.

Such policy concerns of potential coercion are not present in the combined tender offer, however.  In this case, the Company is an Offeror in the combined tender offer, and the combined tender offer has been unanimously approved by a special committee of the board of directors of the Company, all members of which are independent directors who are unaffiliated with Icahn Enterprises (the “Special Committee”). Furthermore, similar to the facts in the Equitable Life Letter and modified “dutch auction” tender offers by issuers, the combined tender offer includes the Procedural Protections.  In addition to the Procedural Protections, Icahn Enterprises and the Company have agreed to further protective provisions pursuant to a tender offer agreement (the “Tender Offer Agreement”), as more fully described in the Offer to Purchase. Specifically, upon consummation of the combined tender offer, Icahn Enterprises has agreed, among other things:

•                  not to, and to take all actions necessary to cause its affiliates not to, propose, or engage in, any transaction to acquire all of the outstanding shares of common stock for a period of two years from August 2, 2017;

•                  other than in connection with a repurchase, redemption, retirement, cancellation, or other similar action with respect to the shares of common stock by the Company that is approved by the Special Committee, for so long as Icahn Enterprises or any of its affiliates beneficially own in excess of 50% of the shares of common stock, not to, and to take all actions necessary to cause its affiliates not to, take any action, directly or indirectly, to cause Icahn Enterprises to increase its beneficial ownership in the Company above 95.0% of all outstanding shares unless any such transaction is approved (i) first, by the Special Committee and (ii) second, by an informed vote of the holders of a majority of the shares held by stockholders who are not affiliated with Icahn Enterprises or its affiliates;

•                  for so long as (x) Icahn Enterprises or any of its affiliates beneficially own in excess of 50.0% of the shares of common stock, and (y) any shares of common stock are beneficially owned by a person other than Icahn Enterprises, not to take any action to, and to take all actions necessary to cause its affiliates not to, without Special Committee approval, cause the Company to (a) cease to be quoted on the OTCQB Marketplace; (b) deregister the common stock of the Company under the Exchange Act; (c) cease filing reports with the Commission required by Section 13 and/or Section 15(d) of the Securities Exchange Act of 1934, as amended, even if the Company may not be subject to such reporting requirements; or (d) cease to maintain an audit committee comprising at least two independent directors, the composition and authority of which complies with any state gaming laws or regulations applicable to the Company; and

•                  for a period of two years from August 2, 2017, not to take any action to, and to take all actions necessary to cause its affiliates not to, transfer, sell, convey or otherwise dispose of shares of common stock, by merger, sale of equity, operation of law or otherwise, if, as a result of such transfer or sale, Icahn Enterprises would beneficially own less than 50.0% of the outstanding shares of common stock, other than in connection with a transaction for the sale of all outstanding shares of common stock, a transaction involving the merger of the Company or as otherwise consented to by the Special Committee.

Accordingly, unlike a usual third party tender offer, due to (i) the existence of the control relationship between Icahn Enterprises and the Company, (ii) the combined participation by the Company and Icahn Enterprises on the same terms as unanimously approved by the Special Committee and (iii) the adherence by Icahn Enterprises and the Company to the Procedural Protections and the additional protective provisions agreed to in the Tender Offer Agreement, the Staff’s policy reasons for permitting modified “dutch auction” tender offers by an issuer, and by non-issuers in the above cited no-action letters, should equally apply to the combined tender offer by Icahn Enterprises and the Company.

2.                                      In light of the preceding comment, it appears that Icahn Enterprises is arranging to purchase shares of common stock outside the tender offer being conducted by the Company. Please advise how such arrangement to purchase and eventual purchase of these securities is consistent with the prohibition set forth in Exchange Act Rule 14e-5. Similarly, please advise how such purchase would be consistent with the prohibition set forth in Exchange Act Rule 13e-4(f)(6).

Response:

The Offerors respectfully acknowledge the Staff’s comment and advise the Staff that the Offerors believe the structure of the combined tender offer complies with the requirements of Rule 14e-5 because (i) the Offerors are making a single combined tender offer for the shares and, consistent with Rule 14e-5, the Offerors will not make purchases of the shares “except as part of the tender offer” and (ii) the combined tender offer is consistent with the Commission’s public policy concerns underlying Rule 14e-5.

Rule 14e-5 provides that, as a means reasonably designed to prevent fraudulent, deceptive or manipulative acts or practices in connection with a tender offer for equity securities, from the time of the announcement of a tender offer until it expires, no covered person may directly or indirectly purchase, or arrange to purchase, any equity security that is the subject of a tender offer “except as part of the tender offer.” [emphasis added] The combined tender offer presents the holders of the shares with a single combined offer to purchase, and the several obligations of each of the Offerors to purchase shares in the combined tender offer are subject to the same conditions, and the shares to be purchased by each of the Offerors in the combined tender offer will be purchased at the same price and on the same terms by each of the Offerors.  Accordingly, the Company’s stockholders are being presented with one investment decision — whether or not to tender in the combined tender offer.  No stockholder is provided with multiple investment decisions of whether to participate in the combined tender offer or sell its securities to either Offeror in a transaction outside of the combined tender offer.

The Offerors believe their position is consistent with previous Commission releases. For example, in Release No. 34-42055 (October 22, 1999), the Commission indicated that the rule protects “investors by preventing an offeror from extending greater or different consideration to some security holders outside the offer, while other security holders are limited to the offer’s terms.” [emphasis added] The Offerors believe this text makes clear that Rule 14e-5 was intended to limit the ability of an offeror to make purchases outside of a tender offer, but was not intended to limit the ability of the Offerors to make a combined tender offer in which the Offerors offer the same consideration to all stockholders for their shares.

By its terms, Rule 14e-5 is intended to prevent fraudulent, deceptive or manipulative acts or practices in connection with a tender offer. The Offerors do not believe that those concerns are implicated by the combined tender offer. The Offerors are not making different offers to some stockholders that are not available to other stockholders; rather, the Offerors are making one combined tender offer in which the Offerors are offering the same consideration to all stockholders for their shares.

Similarly, the Offerors believe the combined tender offer structure complies with the requirements of Rule 13e-4(f)(6) because the Offerors are making a single combined tender offer for the shares and, consistent with the rule, the Offerors will not make purchases of the shares “except as part of the tender offer.”

Cautionary Note on Forward-Looking Statements, page 12

3.                                      We note the disclosure in the first sentence of the first paragraph on page 12. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act, Section 21E(b)(2)(C) of the Exchange Act and Question 117.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (January 26, 2009) available at www.sec.gov.

Response:

The Offerors respectfully acknowledge the Staff’s comment and have revised the Schedule TO to delete the reference to the Private Securities Litigation Reform Act of 1995.

Proration, page 17

4.                                      Please advise how proration based on the combined offers would be consistent with Exchange Act Rule 13e-4(f)(3) and would provide the same proration results as proration based on only the issuer tender offer.

Response:

The Offerors respectfully acknowledge the Staff’s comment. As noted in the Offer to Purchase, if more than 5,580,000 shares are properly tendered, the Company and Icahn Enterprises will purchase all shares properly tendered at or below the purchase price determined in the combined tender offer on a pro rata basis, except for “odd lots,” which they will purchase on a priority basis consistent with Exchange Act Rule 13e-4(f)(3)(i), and except for each conditional tender whose condition was not met, which they will not purchase, consistent with Exchange Act Rule 13e-4(f)(3)(ii).

With respect to the shares of common stock subject to the proration, such shares will (i) first, be prorated in the manner set forth in the preceding paragraph and (ii) second, will be allocated to each of the Company and Icahn Enterprises such that the Company and Icahn Enterprises each accept and pay for 800,000 and 4,780,000 shares of common stock, respectively. Therefore, the proration will be done consistent with Exchange Act Rule 13e-4(f)(3) and the way it would be done if the combined tender offer was a tender offer by only the Company, as the issuer.

Withdrawal Rights, page 26

5.                                      The reference to the outside date of August 21, 2017 after which time holders may withdraw tendered shares appears to be consistent with the requirements of Exchange Act section 14(d)(5). However, please advise how this is consistent with the requirement set forth in Exchange Act Rule 13e-4(f)(2)(ii).

Response:

The Offerors respectfully acknowledge the Staff’s comment and have revised the Schedule TO to permit shares tendered pursuant to the combined offer to be withdrawn, if not yet accepted for payment, after August 18, 2017.

6.                                      The last paragraph of this section references Exchange Act Rule 13e-4(f)(5), but disclosure elsewhere in the Offer to Purchase, as well as the front cover page of the Schedule TO, indicates that the transaction is also a third party tender offer subject to Regulation 14D. Please advise.

Response:

The Offerors respectfully acknowledge the Staff’s comment and advise the Staff that the combined tender offer by the Company and Icahn Enterprises constitutes a single combined tender offer by the issuer, subject to Exchange Act Rule 13e-4, and by a third party, subject to Regulation 14D.  The Offerors have revised the Schedule TO to clarify that the Offerors’ reservation of the right to delay payment for shares which have been accepted for payment is limited by Rule 13e-4(f)(5) and Rule 14e-1(c).

Conditions of the Tender Offer, page 30

7.                                      We note the condition described in the second to last bullet point on page 31 relating to “the judgment of the Board of Directors of the Company” that the consummation of the Offer shall impair the capital surplus of the Company within the meaning of Section 160 of General Corporation Law of the State of Delaware…” We do not object to the imposition of conditions in a tender offer provided that they are not within the direct or indirect control of the bidder and are specific and capable of objective verification when satisfied. Please revise to include an objective standard, such as a standard of reasonableness, against which the Company’s discretion may be judged. We note that the Company has used a reasonableness standard with respect to other applicable conditions in this section.

Response:

The Offerors respectfully acknowledge the Staff’s comment and have revised the Schedule TO to include an objective standard of reasonableness in the second to last bullet point on page 31 of the Offer to Purchase.

8.                                      Refer to the last bullet point on page 31. With a view towards disclosure, please advise us whether the Company is aware of, or anticipates that its acceptance for payment, purchase or payment for any shares tendered in the Offer will violate or conflict with, or otherwise be contrary to, the Company’s existing credit facilities then in place as of the time of the Offer.

Response

The Company respectfully acknowledges the Staff’s comment and informs the Staff that the Company is not aware of, and does not anticipate that its acceptance for payment, purchase or payment for the Tropicana Share Amount will violate or conflict with, or otherwise be contrary to, the Company’s existing credit facilities, then in place as of the time of the Offer.

9.                                      We note the disclosure in the last paragraph on page 32 relating to the offerors’ failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the offerors fail to assert the condition, they will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the offerors decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the offerors may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the offerors should inform holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the offerors’ understanding on both points in your response letter.

Response:

The Offerors respectfully acknowledge the Staff’s comment and confirm to the Staff the Offerors’ understanding that: (1) if an event triggers a condition and the Offerors decide to proceed with the Offer, this constitutes a waiver by each of the Offerors of the triggered condition(s); (2) depending on the materiality of the waived condition and the number of days remaining in the Offer, the Offerors may be required to extend the Offer and circulate new disclosure; and (3) when a condition is triggered by events that occur before the Expiration Time, at such time that the Offerors have determined how they intend to proceed, the Offerors will promptly inform the stockholders of such intention  rather than waiting until the Expiration Time, unless the condition is one where satisfaction of the condition may only be determined upon expiration of the Offer.

Source and Amount of Funds, page 33

10.                               We note the disclosure that “[a]ssuming the maximum number of 5,580,000 shares is properly tendered in the Offer, at the maximum purchase price of $45 per share, the aggregate purchase price will be approximately $251.1 million.” Please disclose the minimum aggregate consideration to be paid if the determined purchase price is at the bottom of the range. Refer to footnote 64 of Exchange Act Release No. 23421 (July 11, 1986).

Response:

The Offerors respectfully acknowledge the Staff’s comment and have revised the Schedule TO to disclose the minimum aggregate consideration to be paid if the determined purchase price is at the bottom of the range.

*                                         *                                         *

If the Staff should have any questions concerning any of the responses above, or if you require additional information, please do not hesitate to contact William Murtha or James Bedar, Esq., on behalf of the Company, at (609) 340-4321 and (617) 856-8167, respectively, and Andrew Langham or Julie Allen, Esq., on behalf of Icahn Enterprises, at (212) 702-4300 and (212) 969-3155, respectively.

Sincerely,

TROPICANA ENTERTAINMENT INC.

By:	/s/ William Murtha
William Murtha, General Counsel

ICAHN ENTERPRISES HOLDINGS L.P.

By:	/s/ Andrew Langham
Andrew Langham, General Counsel

cc:              Julie Allen, Esq.

James Bedar, Esq.

Jason McCaffrey, Esq.